Exhibit 99.1

The Atrisco Solar & Storage Project Has Commenced Commercial Operations

TEL AVIV, Israel, September 11, 2024 –Enlight Renewable Energy (“Enlight”, "the Company”, NASDAQ: ENLT, TASE: ENLT.TA), a leading renewable energy platform, announces the initial start of commercial operations at its Atrisco Solar & Energy Storage project (“Atrisco”, “the Project”) outside Albuquerque, New Mexico. The Project consists of 364 MW solar generation capacity and 1.2 GWh of energy storage capacity, and was developed and built by Enlight’s U.S. subsidiary Clenera.

The Solar generation array is expected to reach full commercial operations over the next several weeks, and the Energy Storage (BESS) complex of the project is expected to complete COD before year end. The power produced at Atrisco is being purchased by the Public Service Company of New Mexico (PNM) under the terms of a 20-year power purchase agreement. The clean energy to be produced by the facility is equivalent to the average annual consumption of approximately 110,000 New Mexico households.

Atrisco is the largest project built by Enlight both in terms of capacity and capital expenditure. During construction, the Project employed hundreds of engineers and skilled personnel. The Engineering, Procurement, and Construction contractor was RES Americas, and Miller Brothers is the operations and maintenance contractor. The project uses solar panels from Runergy, trackers from Array Technologies Inc, string inverters from Sungrow, and the energy storage system was supplied by Tesla.

Atrisco was built at a total cost of $827 million and total Project cost net of tax equity of $407 million. The Project is expected to generate revenues of $51-55 million and EBITDA of $41-45 million in its first full year of operation. As previously reported, financial close on the Energy Storage portion was achieved in July 2024, and on the Solar portion in December 2023. In total, the Project has received $290 million in debt financing from consortiums of large American and international banks led by HSBC, and a total of $420 million from tax equity partners Bank of America and US Bank. In connection with the Energy Storage financing, which occurred on July 25, 2024, the Company recycled $234 million of equity back to its balance sheet. Enlight will provide $117 million of long-term net equity to the project.

“Achieving the first phase of commercial operations at Atrisco is a major milestone,” said Clenera President and CEO Adam Pishl. “We have taken a brownfield site with little use and transformed it into a clean energy power plant. The low-cost, emission-free energy produced here will benefit generations of New Mexico residents and is the first of our future investments in the state.”

“We are proud to see Clenera, our operational arm in the U.S., achieving the important milestone of Atrisco’s COD,” commented Gilad Yavetz, CEO of Enlight Renewable Energy. “Atrisco is a win-win venture for New Mexico’s economy, climate goals, and energy security, as well as for Enlight as a leading renewable energy developer and IPP. Atrisco’s electricity will be generated at an attractive price, reduce carbon emissions, and create economic development and employment opportunities for the broader region. Our additional clean energy projects in New Mexico and the Southwest – some being even larger than Atrisco – are at an advanced development stage. We look forward to commissioning these projects as well, further contributing to the region’s environmental wellbeing and economic prosperity.”

About Enlight Renewable Energy

Founded in 2008, Enlight develops, finances, constructs, owns, and operates utility-scale renewable energy projects. Enlight operates across the three largest renewable segments today: solar, wind and energy storage. A global platform, Enlight operates in the United States, Israel and 10 European countries. Enlight has been traded on the Tel Aviv Stock Exchange since 2010 (TASE: ENLT) and completed its U.S. IPO (Nasdaq: ENLT) in 2023. Learn more at www.enlightenergy.co.il.

Contacts:

Yonah Weisz
Director IR
investors@enlightenergy.co.il

Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
+1 617 542 6180
investors@enlightenergy.co.il

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s expectations relating to the Project, the PPA and the related interconnection agreement and lease option, and the completion timeline for the Project, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; the potential impact of the current conflicts in Israel on our operations and financial condition and Company actions designed to mitigate such impact; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) and our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as may be required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.